Securities and Exchange Commission
                             Washington, D.C. 20549




                                    Form 11-K
                                  Annual Report



                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



                   For the Fiscal Year Ended December 31, 2002



A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                           SENA 401(k) Plan
                           c/o Stora Enso North America Corp.
                           510 High Street
                           P.O. Box 8050
                           Wisconsin Rapids, WI 54495-8050
                           USA


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           Stora Enso Oyj
                           (Stora Enso Corporation)
                           Kanavaranta 1
                           P.O. Box 309
                           00101 Helsinki,
                           Finland

SENA 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

SENA 401(k) Plan
Index to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                                         Page(s)

Report of Independent Auditors.................................................1

Financial Statements

Statements of Net Assets Available for Benefits as of
  December 31, 2002 and 2001...................................................2

Statements of Changes in Net Assets Available for Benefits
  for the Years Ended December 31, 2002 and 2001...............................3

Notes to Financial Statements................................................4-9

Supplemental Schedule

  Schedule I:  Schedule of Assets (Held at End of Year)
  as of December 31, 2002.....................................................10


Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                         Report of Independent Auditors


To the Participants and Administrator of the SENA 401(k) Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the SENA 401(k) Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

July 23, 2003

SENA 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                       2002             2001
Assets
    Investments:
      Plan interest in the SENA Master Trust     $162,897,028     $ 189,510,612
      Loans to participants                         1,172,032         1,189,868
                                                 ------------     -------------
        Total investments                         164,069,060       190,700,480
    Receivables:
      Company contributions                           133,233            58,582
      Participant contributions                       354,536           353,554
                                                 ------------     -------------
        Total receivables                             487,769           412,136
                                                 ------------     -------------
Net assets available for benefits                $164,556,829     $ 191,112,616
                                                 ============     =============


   The accompanying notes are an integral part of these financial statements.

SENA 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                       2002              2001

Additions
Additions to net assets attributed to:
  Investment (loss) income:
    Interest in net investment loss of the
    SENA Master Trust                            $ (27,388,011)   $ (16,762,834)
    Interest from participant loans                     91,148           83,777
                                                 --------------   --------------
                                                   (27,296,863)     (16,679,057)
Contributions:
  Company's                                          2,044,706        3,090,284
  Participants'                                      9,222,948       10,063,749
                                                 --------------   --------------
                                                    11,267,654       13,154,033
                                                 --------------   --------------
         Total additions (net deductions)          (16,029,209)      (3,525,024)
                                                 --------------   --------------
Deductions
Deductions from net assets attributed to:
  Benefits paid to participants                     14,176,159       36,867,523
  Administrative expenses                               10,456           10,530
                                                 --------------   --------------
         Total deductions                           14,186,615       36,878,053
                                                 --------------   --------------
  Net decrease before plan transfer                (30,215,824)     (40,403,077)
  Transfers from other plans (Note 1)                3,660,037                -
                                                 --------------   --------------
         Net decrease                              (26,555,787)     (40,403,077)
Net assets available for benefits:
  Beginning of year                                191,112,616      231,515,693
                                                 --------------   --------------
  End of year                                     $164,556,829    $ 191,112,616
                                                 ==============   ==============


   The accompanying notes are an integral part of these financial statements.

SENA 401(k) Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

1.   Description of the Plan

     The following description of the SENA 401(k) Plan (the "Plan") provides only general information. More complete information regarding the Plan's provisions may be found in the plan document.

     General
     The Plan is a defined contribution plan maintained by Stora Enso North America Corp. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company and those United States subsidiaries and affiliates of the Company that adopt the Plan with the Company's consent. All full time employees of the Company, as defined, who do not belong to a collective bargaining unit or, prior to December 31, 2002, who are not eligible to participate in the Stora Enso North America Retirement and Savings Plan ("RSP Plan") are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     Effective December 31, 2002, the RSP Plan was merged into the Plan. Assets of the RSP Plan, totaling $2,646,895, were transferred into the Plan on that date. During 2002, net assets totaling $1,013,142 were transferred to the Plan from the SENA 401(k) Plan for Union Members and the SENA 401(k) Plan for Kimberly Union Members ("Kimberly Plan"), representing the account balances of participants whose change in employment status made them ineligible for coverage under the latter two plans. Transfers from the Kimberly Plan are also related to the consolidation of frozen account balances for non-union Kimberly Plan participants whose active account balances are held under this Plan.

     Under a trust agreement, Fidelity Management Trust Company (the "Trustee") was appointed trustee of the Plan.

     Contributions
     Participants may contribute an amount up to 15% of compensation, as defined in the plan agreement, not to exceed IRC limitations. Effective January 1, 2002, participants who have attained age 50 may make catch-up contributions in accordance with applicable IRC provisions. The Company provides a matching contribution equal to 25% of the first 10% of the participant's eligible compensation contributed to the Plan.

     Participant contributions are generally made through payroll deductions. Participant and Company contributions are remitted to the Plan on a bi-weekly basis.

     Investment Options
     The Plan provides for investments in the SENA Master Trust. Each participant is responsible for designating multiples of whole percentages of both participant and Company contributions for investment among the available investment funds, other than Fidelity Brokerage Link. Designations may be changed on a daily basis at the participant's discretion.

     Fidelity Brokerage Link holds former employer securities that were transferred to the Plan upon the merger of the Lake Superior Paper Industries Retirement Savings Investment Plan (the "LSPI Plan") in 1996, along with a money market fund for liquidity purposes. Continuing contributions or transfers to Fidelity Brokerage Link are prohibited. Any dividends or other earnings received by a participant's Fidelity Brokerage Link account will be invested in the money market fund portion of the account until the participant directs investment of these amounts to one or more of the other investment funds under the Plan. The Plan's investment in Fidelity Brokerage Link was liquidated in January 2003, and transferred to other participant directed funds.

     Participant Accounts and Allocations
     Participant recordkeeping is performed by Fidelity Investments Institutional Operations Company, Inc. ("Fidelity"). For all investment options other than the SEO Unitized Stock Fund and Fidelity Brokerage Link, Fidelity maintains participant balances on a share method. Participant investments in the SEO Unitized Stock Fund and Fidelity Brokerage Link are accounted for on a unit value method. The unit value for the fund is computed daily based on share price, dividend information and the value of the fund's short-term investments. At December 31, 2002 and 2001, the Plan held 781,259 units and 726,917 units, respectively, of the SEO Unitized Stock Fund at unit values of $24.53 and $28.08, respectively, and as of the same dates 1,307,891 units and 1,624,907 units, respectively, of Fidelity Brokerage Link at unit values of $1.00.

     Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and plan earnings, and charged with an allocation of investment and administrative expenses. Allocations of plan earnings are based on participant account balances in relation to total fund account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting
     Participants are immediately fully vested in their contributions, Company contributions and the earnings thereon.

     Benefits
     Upon termination of employment, participants may elect to receive the value of their account in one of the following distribution methods:

     (a)  Lump sum; or
     (b) Series of equal installments (quarterly or annually) over a period not exceeding the lesser of ten years or the joint life expectancy of the participant and his beneficiary; or
     (c)  Transfer to an eligible retirement plan; or
     (d) Defer withdrawal to any time up to April 1 following the year in which age 70 1/2 is attained; or
     (e) In the case of the Inter Lake Wisconsin Inc. 401(k) Retirement Plan trust to trust transfers into the Plan, which occurred in the 1998 and 2002 plan years, such transferred amounts may be paid in quarterly installments over a payment period specified by the participant (not exceeding the joint life expectancy of the participant and the designated beneficiary) or by a dollar amount specified by the participant for participants who have attained age 57 and terminated employment. A participant who retires after age 57, or who incurs a disability, may elect an ad hoc withdrawal in any amount up to two times in any plan year; or
     (f) In the case of the LSPI Plan, a participant in the plan immediately prior to the effective date of the merger may elect, prior to March 31, 2002, to receive an annuity contract purchased by the Trustee with such participant's account balance to provide payments over a fixed period not exceeding ten years or the joint life expectancy of the participant and his beneficiary. Subsequent to March 31, 2002, no distributions in the form of an annuity contract are available under the Plan.

     A participant may make the following withdrawals prior to termination:

     (a) Withdrawal of all or any portion of the balance in his account for a hardship causing immediate and heavy financial needs, as defined, (however, these withdrawals will generally be subject to a 10% penalty tax); or
     (b) After age 59-1/2, withdraw the entire account balance in a single lump sum; or
     (c) In the case of the Inter Lake Wisconsin Inc. 401(k) Retirement Plan trust to trust transfers into the Plan, which occurred in the 1998 and 2002 plan years, such transferred amounts may be withdrawn as follows:
          (i) a participant who has made after-tax voluntary contributions prior to 1987may elect to withdraw such contributions once in any plan year while employed; and
          (ii) a participant who has attained age 59-1/2 may elect to withdraw a portion of his transferred amount once in each plan year quarter while employed.

     If a participant dies before the distribution of benefits, the benefits are distributed to the beneficiary designated by the participant.

     Loans to Participants
     Participants meeting eligibility requirements may borrow up to the lesser of (a) 50% of their vested account balance or (b) $50,000, reduced by any outstanding loan balances, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions. Loans require payment within five years of the date of withdrawal, unless for the purchase of a primary personal residence, in which case the loan period shall not exceed 15 years. Loans bear interest at a rate equal to the prime rate as established by The Wall Street Journal on the first business day of the month in which application for such loan is made.


2.   Summary of Accounting Policies

     Basis of Accounting
     The accompanying financial statements are prepared on the accrual basis of accounting.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition
     The Plan, along with the SENA 401(k) Plan for Union Members and the SENA 401(k) Plan for Kimberly Union Members, participates under a master trust arrangement in the SENA Master Trust. Each plan has an interest in the net assets of the SENA Master Trust, represented by the total of the specific interests of the individual participants of the plans.

     All plan investments in the SENA Master Trust, except the investments in the SEO Unitized Stock Fund and Fidelity Brokerage Link, are stated at fair value based on quoted market prices. The fair values of the SEO Unitized Stock Fund and Fidelity Brokerage Link are computed daily based on share price, dividend information and the value of the short-term investments.

     Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned. Interest and dividends and net realized and unrealized appreciation (depreciation) from the investment in the SENA Master Trust is recorded on the accompanying financial statements as interest in net investment income
     (loss) of the SENA Master Trust.

     Risks and Uncertainties
     The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

     Administrative Expenses
     Administrative expenses reasonably incurred in the administration of the Plan are paid by the Company, except for fees related to loan administration and the Fidelity Brokerage Link.

     Benefit Payments
     Benefit payments to participants are recorded when paid.


3.   SENA Master Trust

     The Plan's allocated share of the SENA Master Trust's net assets and investment activities is based upon the total of each participant's share of the SENA Master Trust. The percentage of the Plan's investment in the SENA Master Trust to the total net assets of the SENA Master Trust is 60% and 71% as of December 31, 2002 and 2001, respectively.

     The fair value of investments of the SENA Master Trust is as follows:

                                                      2002               2001

    Investments, at fair value:
      Cash and cash equivalents                $     646,561      $     588,352
      Common stocks                               24,853,555         26,077,156
      Mutual funds                               246,446,729        240,150,044
                                               -------------      -------------
           Total investments                   $ 271,946,845      $ 266,815,552
                                               =============      =============


     Investment (loss) income of the SENA Master Trust for the years ended December 31, 2002 and 2001 is as follows:

                                                     2002               2001

Net (depreciation) appreciation in fair value
of investments:
    Common stock                               $  (2,948,159)     $   2,734,081
    Mutual funds                                 (49,308,797)       (32,418,826)
                                               --------------     --------------
                                                 (52,256,956)       (29,684,745)
Interest and dividends                             3,615,734          5,115,214
                                               --------------     --------------
                                               $ (48,641,222)     $ (24,569,531)
                                               ==============     ==============

4.   Investments

     The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                          2002            2001


Stora Enso Oyj ADS, 1,797,389 and 1,634,486        $  18,800,694   $  20,038,795
    shares, respectively

Fidelity Magellan Fund, 449,391 and                   35,483,885      46,720,565
    448,288 shares, respectively

Fidelity OTC Portfolio, 577,631 and 612,107           13,811,151      19,079,376
    shares, respectively

Fidelity Asset Manager Growth Fund, 617,977            7,397,184       9,748,731
    and 679,828 shares, respectively

Fidelity Retirement Government Money Market           28,448,355      29,759,345
    Fund, 28,448,355 and 29,759,345 shares,
    respectively

Fidelity Spartan U.S. Equity Index Fund, 417,746      13,012,775      17,231,783
    and 424,010 shares, respectively

Fidelity U.S. Bond Index Fund, 815,304 and             9,164,021       6,448,371
    597,071 shares, respectively


5.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated December 11, 2002, that the Plan is designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

6.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.   Related Party Transactions

     The Plan periodically invests in a money market fund and mutual funds managed by the Trustee, participant loans, and a fund invested in the American Depositary Shares of the Company's parent, Stora Enso Oyj. Transactions involving these investments are considered to be party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

8.   Amounts Allocated to Withdrawn Participants

     Approximately $46,436,148 and $61,992,009 of plan assets have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2002 and 2001, respectively, but who have not yet received distributions as of that date.

SENA 401(k) Plan
Schedule of Assets (Held at End of Year)
December 31, 2002                                                     Schedule I
--------------------------------------------------------------------------------

   Identity of Issue, Lessor
       or Similar Party        Description of Investment            Market Value

* Participant Loans       Maturities ranging from 2003 to 2017;      $1,172,032
                          interest rates ranging from 4.25% to 12%



* Indicates party-in-interest.

See Report of Independent Accountants.

Exhibits:
--------

Exhibit 23        Consent of Independent Accountants - Filed herewith.

Exhibit 99 Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) - Filed herewith.



                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the SENA 401(k) Board has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       SENA 401(k) Plan


Dated: September 29, 2003              By  /s/ Dawn E. Neuman
                                           -------------------------
                                           Dawn E. Neuman
                                           Member, SENA 401(k) Board